UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tribute Pharmaceuticals Canada Inc.

File No. 000-31198 - CF#31648

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        Tribute Pharmaceuticals Canada Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 8, 2014, as amended.

        Based on representations by Tribute Pharmaceuticals Canada Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit 2.1 | through | October 8, 2017 |
| Exhibit 2.2 | through | October 8, 2024 |

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary